THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

April 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Family Variable Account I Post-Effective Amendment No. 4 to Registration Statement on Form N-6 (File Nos. 333-147408/811-10097)

Commissioners:

On behalf of American Family Life Insurance Company (“American Family” or the “Company”) and American Family Variable Account I (the “Account”), we have attached for filing Post-Effective Amendment No. 4 (the “Amendment”) to the Account’s registration statement on Form N-6 for the American Family Variable Universal Life Insurance Policies (the “Policy”).

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, primarily for purposes of responding to comments made by the staff of the Securities and Exchange Commission (“SEC staff”) on Post-Effective Amendment No. 3 to the Account’s registration statement, updating certain financial information and making routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s response to the SEC staff’s comments received by counsel for the Company in a telephone call on April 7, 2011. Each of the SEC staff’s comments is set forth in full below, and is followed by the Company’s response.

1.	General Comment. When filing post-effective amendments on the EDGAR system, please reflect all changes from the prior filing in the current filing with appropriate “R” tags pursuant to Rule 472 under the Securities Act of 1933.

Response: The Company has complied with the SEC staff’s comment.

U.S. Securities and Exchange Commission

April 28, 2011

2.	Annual Portfolio Operating Expenses Table, page 15. Please remove footnote 28 (revised as new footnote 29 in the Amendment) from the Annual Portfolio Operating Expenses Table as such information would not be permissible under Item 3 to Form N-1A.

Response: American Family disagrees with the SEC staff’s comment. Specifically, although Instruction 3.(e) to Item 3 of Form N-1A requires that an expense reimbursement or fee waiver arrangement be in place for at least one year from the effective date of the fund’s registration statement for the expense reimbursement or fee waiver arrangement to be reflected in the body of the fee table, neither Instruction 3.(e) nor any other requirement or Instruction under Item 3 prevents the disclosure of a voluntary expense reimbursement or fee waiver arrangement in a footnote to the fee table. On the contrary, in a letter addressed to Craig S. Tyle, Esq., General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, SEC’s Division of Investment Management, dated October 2, 1998 (the “1998 Letter”), in discussing the disclosure of expense reimbursement and fee waiver arrangements in mutual fund fee tables, the SEC staff specifically noted that voluntary expense reimbursement or fee waiver arrangements could be disclosed in a footnote to the fee table. See 1998 Letter, Response to Question 6. For these reasons, the Company respectfully declines to comply with the SEC staff’s comment.

3.	Partial Surrender Charge, page 10.

a.	Please clarify the timing of the charge that it only applies for the first 14 years of the Policy and for the first 14 years following a specified amount increase.

Response: The Company has added clarifying disclosure as requested by the Commission staff.

b.	Please clarify the operation of the proportionate charge.

Response: In response to the Commission staff’s comment, the Company has added the following disclosure as a footnote to the discussion of the partial surrender charge in the Transaction Fees table:

“When calculating the partial surrender charge, We prorate the amount of the surrender charge that would otherwise apply if you fully surrendered the Policy at the time of partial surrender by the ratio of the Policy Value subject to the partial surrender divided by the entire Surrender Value under the Policy. For example, if you requested to partially surrender $10,000 of your Policy Value in the third Policy Year and the Surrender Value of the Policy was $100,000, we would multiple the surrender charge that would otherwise apply at that time if you fully surrendered the Policy by 10% ($10,000 divided by $100,000) to determine the partial surrender charge.”

U.S. Securities and Exchange Commission

April 28, 2011

4.	Children’s Insurance Rider, page 13. Please clarify whether the charge for the Children’s Insurance Rider is $3 per child or $3 for all of one’s children. Please make a corresponding change on pg. 51 of the prospectus.

Response: The Company notes that the charge for the Children’s Insurance Rider is $3 for all of one’s children. Clarifying disclosure has been added to the Periodic Charges table and the “Supplemental Benefits and Riders-Children’s Insurance Rider” section of the prospectus in response to the Commission staff’s comment.

5.	Death Benefit-Insurance Proceeds, page 22. Please clarify that the minimum interest rate credited on the retained asset account may be less than the minimum interest rate guaranteed under the Fixed Account.

Response: In response to the SEC staff comment, the Company has added the following two sentences to the end of the first paragraph under the “Death Benefit-Insurance Proceeds” section of the prospectus:

“The minimum rate of interest We credit on proceeds in the Retained Asset Account may be lower than the minimum guaranteed rate of interest We credit on amounts in the Fixed Account. For more information on the rate of interest We credit on proceeds in the Retained Asset Account, please contact Us at 1-800-MYAMFAM (1-800-692-6326).”

6.	Transfers, page 29.

a.	Please revise the third bullet point under the “Transfers” section to note that the allowance of unlimited transfers is subject to market timing restrictions.

Response: American Family notes that the third bullet under the “Transfers” section of the prospectus currently references market timing restrictions and reads as follows: “You may transfer amounts among the Subaccounts an unlimited number of times in a Policy Year, subject to Our limitations on frequent transfer activity and portfolio limitations on the frequent purchase and redemption of shares.” As such, the Company believes that the current disclosure is fully responsive to the SEC staff’s comment and that no additional changes need to be made to the subject disclosure.

b.	Please note that as a result of restrictions on transfers out of the fixed account, it may take a substantial amount of time to move account value out of the fixed account to the variable investment options.

Response: American Family disagrees with the SEC staff comment. The Company notes that it does not limit the amount of Policy Value that may be transferred from the Fixed Account to the Subaccounts under the Policy at any one time in the absence

U.S. Securities and Exchange Commission

April 28, 2011

of any outstanding Policy Loans. As such, the Company respectfully declines to comply with the SEC staff comment.

7.	Partial Surrender Charge and Partial Surrender Processing Fee, page 43: Please clarify how the partial surrender charge reduces a future surrender charge. For instance, does this mean if you partially surrender 25% of the surrender value then any future surrender charges will be reduced by 25%? Would this be the case regardless of any subsequent premium payments? Would a partial surrender charge also reduce the surrender charge associated with a subsequent specified amount increase?

Response: In response to the SEC staff’s comment, the Company has added the following disclosure after the fourth sentence in the paragraph under the “Partial Surrender Charge and Partial Surrender Processing Fee” section of the prospectus:

“For example, if you had requested to partially surrender $10,000 of your Policy Value in the third Policy Year, the Surrender Value of the Policy was $100,000 and there had been no prior increase in Specified Amount, we would multiple the surrender charge that would otherwise have applied at that time if you had requested a full surrender of the Policy by 10% ($10,000 divided by $100,000) to determine the partial surrender charge. If you decided to surrender your Policy at a later date, but prior to the fourteenth Policy Year, We would reduce the surrender charge by 10%.

Under the same example as above, but assuming that the Specified Amount had been increased prior to a partial surrender in the third Policy Year, We would add together the surrender charge attributable to both the increase in Specified Amount and the initial Specified Amount that would have applied at that time if you had requested a full surrender of the Policy. We would then multiple the sum of those two surrender charges by 10% to determine the partial surrender charge. If you decided to surrender your Policy at a later date, We would reduce any surrender charge attributable to the increase in Specified Amount and the initial Specified Amount by 10%.”

The Company notes that premium payments made after a partial surrender from the Policy would have no effect on the amount of any future surrender charge and that any surrender charges attributable to increases in Specified Amount made after a partial surrender would not be reduced as a result of the earlier partial withdrawal.

8.	Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

U.S. Securities and Exchange Commission

April 28, 2011

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response: The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence to the Amendment.

*        *        *

We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at (202) 383-0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Thomas E. Bisset

Thomas E. Bisset

cc:	Michael Kosoff, Esq. Rose Detmer, Esq.